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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 3)(1)

                               Pharmos Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    717139307
             -------------------------------------------------------
                                 (CUSIP Number)

         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                              (Tel.) (239) 262-8577
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 31, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 7 pages

----------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------                                                 -----------
CUSIP No. 717139307                       13D                       Page 2 of 7
-------------------                                                 -----------

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 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lloyd I. Miller, III                     ###-##-####
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)    [ ]

                                                                 (b)    [ ]
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 3    SEC USE ONLY


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 4    SOURCE OF FUNDS*

      PF-OO-AF
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR  2(e)

                                                                 [ ]
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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                     7    SOLE VOTING POWER

                          1,459,857
   NUMBER OF        -----------------------------------------------------------
    SHARES           8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY               352,178
     EACH           -----------------------------------------------------------
   REPORTING         9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                 1,459,857
                    -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          352,178
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,812,035
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 [ ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.5%
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14    TYPE OF REPORTING PERSON*

      IN-IA-OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                    Page 3 of 7

ITEM 1.

     This constitutes Amendment No. 3 to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Mr. Miller"), dated April 3, 2006, as first amended on June 22, 2006 and as further amended on June 23, 2006 (the "Statement"), relating to the common stock, par value $0.03 per share (the "Shares") of Pharmos Corporation (the "Company"). The Company has its principal executive offices at 99 Wood Avenue South, Suite 311, Iselin, New Jersey 08830. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

     Mr. Miller is an advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Mr. Miller was named as the advisor to PNC Bank, Ohio, N.A., the trustee named in the Trust Agreement. All of the Shares Mr. Miller is deemed to beneficially own as the advisor to the trustee of Trust A-4 were purchased by funds generated and held by Trust A-4. The amount of funds used for the purchase of the Shares in Trust A-4 was $841,004.56.

     Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The aggregate purchase price for the Shares in Milfam II L.P. was $3,061,999.59.

     All of the Shares purchased by Mr. Miller on his own behalf, were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller on his own behalf was $24,500.00.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

     This Schedule 13D is being filed to report and describe an amicable settlement agreement entered into by and between Mr. Miller and the Company resolving disputes between Mr. Miller and the Company.

     On March 15, 2006, the Company filed a Form 8-K with the Securities and Exchange Commission (the "SEC") disclosing that on March 14, 2006, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Vela Pharmaceuticals Inc. ("Vela") and Vela Acquisition Corporation, a wholly owned subsidiary of the Company. The Form 8-K disclosed that at the closing of the Merger Agreement, the Company proposed to issue

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                                                                    Page 4 of 7

11,500,000 initial shares of the Company's common stock as merger consideration with Vela also receiving cash consideration at the closing in the amount of $5 million in payment of certain indebtedness and liabilities. As more specifically described in the Form 8-K, the Merger Agreement further provides that if certain milestones were achieved, the Company may be required to issue an additional 8,000,000 shares of common stock and additional cash consideration.

     Mr. Miller originally opposed the Merger Agreement and in connection with such opposition, on May 25, 2006, Mr. Miller filed with the SEC a preliminary proxy statement which described more particularly his concerns regarding the Merger and also nominated himself, Dr. Raymond E. McKee and Dr. Gerard Soula for election to the Pharmos Board of Directors.

     On August 31, 2006, Mr. Miller and the Company executed a settlement agreement amicably settling their proxy dispute (the "Settlement Agreement"). In connection with the Settlement Agreement, Mr. Miller agreed (based upon revised terms of the Merger Agreement), that Mr. Miller will support and vote in favor of the acquisition of Vela, the election of directors and the ratification of the selection of auditors at the upcoming meeting of the Company's shareholders. In connection with the foregoing, Mr. Miller and the stockholders thereto executed a voting agreement with the Company whereby Mr. Miller agreed to vote all shares beneficially owned by Mr. Miller in favor of the acquisition of Vela (the "Voting Agreement").

     During the term of the Voting Agreement, Mr. Miller agreed, that without the Company's prior written consent Mr. Miller will not sell, assign, transfer or otherwise encumber any of the Company's voting stock beneficially owned as of the date of the Voting Agreement or beneficially acquired in the future by Mr. Miller. In connection with the Voting Agreement, Mr. Miller and the stockholders thereto executed and delivered an irrevocable proxy to the Company. The Voting Agreement will terminate upon the earlier to occur of (i) the submission by the Company to its shareholders for a vote at a shareholders' meeting related to the acquisition of Vela, and the shareholders actually voting thereon, or (ii) the date following the Company's next annual meeting of shareholders following the date of the Voting Agreement.

     In connection with the Settlement Agreement, the Company agreed that Mr. Miller or a mutually agreeable designee of Mr. Miller will be added as a member of the Company's Board of Directors with a term expiring in 2008. Either Mr. Miller or Mr. Miller's designee will also be appointed to serve on the Board's Governance and Nominating Committee. If Mr. Miller chooses to have a designee appointed to the Board, Mr. Miller may attend all Company Board meetings as an observer. Mr. Miller's observer rights will continue as long as Mr. Miller beneficially owns at least 3% of the Company's outstanding voting stock. A copy of the Settlement Agreement and the Voting Agreement are referenced herein as Exhibits 99.1 and 99.2 and are hereby incorporated by reference to the Form 8-K filed by the Company on September 5, 2006 and attached thereto as Exhibits 10.1 and 10.2.

     Mr. Miller has purchased shares in the Company in the ordinary course of his business as an investor and except as described above in this Item 4 and herein, Mr. Miller does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of
Item 4 of Schedule 13D. However and subject to the terms and conditions of the foregoing described agreements, Mr. Miller reserves the right to change plans

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                                                                    Page 5 of 7

and take any and all actions that he may deem appropriate to maximize the value of his investments, including, among other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or (c) taking additional actions regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 1,812,035 Shares of the Company (9.5% of the Shares on the date hereof, based on 19,065,783 Shares pursuant to the Company's quarterly report on Form 10Q for the period ending June 30, 2006, filed on August 11, 2006).

As of the date hereof, 352,178 of such beneficially owned Shares are owned of record by Trust A-4; 1,449,857 of such beneficially owned Shares are owned of record by Milfam II L.P.; and 10,000 Shares are beneficially owned of record by Mr. Miller directly.

(b) Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4. Mr. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam II L.P. and Miller directly.

(c) The following table details the transactions effected by Miller since the filing of Amendment No. 2 to the statement on Schedule 13D.

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                                 MILFAM II L.P.
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     Date of Transaction       Number of Shares Purchased       Price Per Share
-------------------------------------------------------------------------------
        June 21, 2006                    5,200                     $  2.17
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        June 22, 2006                    9,630                     $  2.12
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        June 23, 2006                     700                      $  2.12
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         June 26,2006                    1,470                     $  2.12
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(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities. The filing of this Schedule 13D shall not be deemed an admission that Mr. Miller is, for purposes of Sections 13(d) of 13(g) of the Securities Exchange of Act of 1934, the beneficial owner of any equity securities covered by this Schedule 13D.

(e) Not applicable.

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                                                                    Page 6 of 7

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As described in Item 4 above, on August 31, 2006, Mr. Miller and the Company executed a Settlement Agreement whereby Mr. Miller agreed to (based upon revised terms of the Merger Agreement) support and vote in favor of the acquisition of Vela at the upcoming meeting of the Company's shareholders. In connection with the foregoing, Mr. Miller and the stockholders thereto executed the Voting Agreement whereby Mr. Miller agreed to vote all shares beneficially owned by Mr. Miller in favor of the acquisition of Vela. In connection with the Voting Agreement, Mr. Miller and the stockholders thereto executed and delivered an irrevocable proxy to the Company.

     During the term of the Voting Agreement, Mr. Miller agreed, that without the Company's prior written consent, Mr. Miller will not sell, assign, transfer or otherwise encumber any of the Company's voting stock beneficially owned by him as of the date of the Voting Agreement or beneficially acquired in the future by Mr. Miller. The Voting Agreement will terminate upon the earlier to occur of (i) the submission by the Company to its shareholders for a vote at a shareholders' meeting related to the acquisition of Vela, and the shareholders actually voting thereon, or (ii) the date following the Company's next annual meeting of shareholders following the date of the Voting Agreement.

     A copy of the Settlement Agreement and the Voting Agreement are referenced herein as Exhibits 99.1 and 99.2 and are hereby incorporated by reference to the Form 8-K filed by the Company on September 5, 2006 and attached thereto as Exhibits 10.1 and 10.2.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1 Letter Settlement Agreement, dated as of August 31, 2006, by and between Lloyd I. Miller, III and Pharmos Corporation. A copy of the Letter Settlement Agreement is hereby incorporated by reference to the form 8-K filed by Pharmos Corporation on September 5, 2006 as Exhibit 10.1 thereto.

Exhibit 99.2 Voting Agreement and Waiver, dated as August 31, 2006, by and among, Lloyd I. Miller, III, the stockholders listed therein and Pharmos Corporation. A copy of the Voting Agreement and Waiver is hereby incorporated by reference to the Form 8-K filed by Pharmos Corporation on September 5, 2006 as Exhibit 10.2 thereto.

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                                                                    Page 7 of 7

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 7, 2006


                                                  /s/ Lloyd I. Miller, III
                                              ---------------------------------
                                                    Lloyd I. Miller, III